PRESS RELEASE

Harrodsburg First Financial Bancorp, Inc. 104 South Chiles Street Harrodsburg, Kentucky 40330-1620	Contacts:	Arthur L. Freeman, Chairman of the Board and Chief Executive Officer
	Phone:	859-734-5452

For Immediate Release July 1, 2003

HARRODSBURG FIRST FINANCIAL BANCORP, INC.

PRELIMINARY RESULTS OF DUTCH AUCTION TENDER OFFER

Harrodsburg, Kentucky, July 1, 2003—Harrodsburg First Financial Bancorp, Inc. (the “Company”) (NASDAQ: HFFB) today announced the preliminary results of its modified Dutch auction tender offer, which expired at 5:00 p.m. on June 30, 2003. The Company commenced the tender offer on May 28, 2003 to purchase up to 300,000 shares of its common stock at a price between $15.00 and $16.50 per share, net to the seller in cash, without interest. Keefe, Bruyette & Wood, Inc. acted as information agent for the offer.

Based on a preliminary count by the depositary for the tender offer, the Company expects to purchase approximately 111,000 shares of its common stock at $16.50 per share, or a total of $1.8 million. All shares purchased in the tender offer will be purchased at the same price. The actual number of shares to be purchased and the purchase price are subject to final confirmation and the proper delivery of all shares tendered and not withdrawn, including shares tendered pursuant to the guaranteed delivery procedure. The actual number of shares and purchase price per share will be announced promptly following completion of the verification process. Payment for shares accepted and return of all shares tendered but not accepted will occur promptly after determination of the number of shares properly tendered.

The Company is a bank holding company that serves as the holding company for First Financial Bank, a federally chartered stock savings bank of which it is the sole shareholder, and for Citizens Financial Bank, Inc., a state-chartered commercial bank in which it owns a 55.8% interest. Additionally, the Company owns approximately 23% of Independence Bancorp, New Albany, Indiana. First Financial Bank operates through two branches located in Harrodsburg and Lawrenceburg, Kentucky. Citizens Financial Bank operates through one branch located in Glasgow, Kentucky.